Exhibit 99.1

National Energy Services Reunited Corp. Reports First Quarter 2020 Financial Results

●	Revenue for the first quarter of 2020 is $199 million, growing 31% year-over-year and 8% over the sequential quarter
●	Net Income for the first quarter of 2020 is $11 million
●	Adjusted Net Income (a non-GAAP measure) for the first quarter of 2020 is $13 million*
●	Adjusted EBITDA (a non-GAAP measure) is $51 million, an increase of 25% year-over-year*
●	Diluted Earnings per Share (EPS) for the first quarter of 2020 is $0.13
●	Adjusted Diluted EPS (a non-GAAP measure), which includes $0.02 per share of Charges and Credits, for the first quarter of 2020 is $0.15*

HOUSTON, May 6, 2020 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (NASDAQ: NESR) (NASDAQ: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) and Asia Pacific regions, today reported its financial results for the quarter March 31, 2020. The Company posted the following results for the periods presented:

	Three Months Ended			Variance
(in millions except per share amounts)	March 31, 2020	December 31, 2019	March 31, 2019	Sequential	Year-over- year

Revenue	$199,299	$185,176	$151,704	8%	31%
Net income	11,367	3,724	13,174	205%	(14)%
Adjusted net income (non-GAAP)*	13,042	18,948	14,546	(31)%	(10)%
Adjusted EBITDA (non-GAAP)*	50,938	51,749	40,723	(2)%	25%
Diluted EPS	0.13	0.04	0.15	225%	(13)%
Adjusted Diluted EPS (non-GAAP)*	0.15	0.21	0.17	(29)%	(12)%

*The Company presents its financial results in accordance with generally accepted accounting principles in the United States of America (“GAAP”). However, management believes that using additional non-GAAP measures will enhance the evaluation of the profitability of the Company and its ongoing operations. Please see Tables 1, 2, 3, 4 and 5 below for reconciliations of GAAP to non-GAAP financial measures.

Sherif Foda, Chairman of the Board and CEO of NESR said, “Our performance during the first quarter of 2020 was outstanding. In the face of unprecedented challenges, wrought by the global coronavirus (COVID-19) pandemic and compounded by oil prices not seen in nearly twenty years, we managed to outperform and break our own record by delivering the best revenue quarter in the history of the Company. As the crisis emerged, our Crisis Management Team (“CMT”) quickly mobilized to implement our business continuity plan while taking measures to protect the health and safety of our employees, clients, partners and suppliers in all the countries in which we operate.”

Mr. Foda continued, “I am very proud of our team in the field; they maintained close contact with our clients and managed to execute all operations flawlessly despite substantial logistical challenges and travel restrictions. We supported our customers by assuming additional operations when other providers had significant disruptions.  This is a clear testament to our commitment to In-Country value creation and the advantage we have because of our focus on local knowledge, local employment, and responsive agility under any circumstance.”

Impact of Decline in Oil Prices and COVID-19

In December 2019, the emergence of a new strain of the COVID-19 was reported in China that has subsequently spread across China, MENA, and the rest of the world, including the United States. As a result of the outbreak, travel restrictions, quarantines, shelter-in-place orders and similar measures taken by governments and companies have had a significant impact on global commerce and the price of oil. Since early March 2020, the global oil markets have experienced a precipitous decline in oil prices in response to concerns regarding the potential impacts of the COVID-19 outbreak on worldwide oil demand and disputes over production cuts between Russia and OPEC. On April 20, 2020, oil prices for May deliveries of West Texas Intermediate (WTI) crude oil turned negative as demand for oil collapsed despite OPEC countries and Russia agreeing to cut production.

Due to the uncertain and rapidly evolving outbreak of COVID-19, including its duration and severity, and the impact of reduced oil consumption and prices on oil production in the MENA region, we cannot currently estimate the scope of their impact on our business, our results of operations, our financial condition, our personnel, our customers, our suppliers or the global economy. However, while we cannot estimate the scope of impact, we have taken a number of steps to protect our workforce from COVID-19 and balanced our strategic focus between preserving the strength of our balance sheet and our larger growth objectives.

At the recommendation of our CMT, most of our work crews are no longer rotating on-and-off operation sites to minimize the potential for community spread of COVID-19, and a fair number of our office-based support personnel are working remotely. Additionally, we have reevaluated the timing and extent of our planned capital expenditures and updated our cash flow forecasts to be prepared for potential risks due to customer activity and/or collection slowdowns. We may increase or further decrease our capital expenditures budget as circumstances change. We continue to monitor the ongoing situation and may continue to adjust our current policies and practices as more information and guidance become available.

Net Income Results

The Company had net income for the first quarter of 2020 totaling $11.4 million as compared to a net income of $3.7 million for the fourth quarter of 2019. Net income for the first quarter of 2020, fourth quarter of 2019, and first quarter of 2019, includes amortization expenses of $3.8 million, per quarter, associated with intangible assets acquired in the 2018 acquisitions of our two operating subsidiaries. Adjusted net income for the first quarter of 2020 is $13.0 million and includes adjustments totaling $1.7 million mainly related to transaction costs associated with the forthcoming acquisition of Sahara Petroleum Services Company S.A.E (“SAPESCO”) in Egypt (collectively, “Total Charges and Credits”). A complete list of the adjusting items and the associated reconciliation from GAAP has been provided in Table 1 below in the section entitled “Reconciliation of Net Income and Adjusted Net Income.”

The Company reported $0.13 of diluted earnings per share (“EPS”) for the first quarter of 2020 compared to $0.04 per share during the fourth quarter 2019 period. Adjusted for the impact of Total Charges and Credits, a non-GAAP measure described in Table 1 below, Adjusted Diluted EPS for the first quarter of 2020 is $0.15, compared to $0.17 per share during the first quarter of 2019 period.

Adjusted EBITDA Results

The Company produced Adjusted EBITDA of $50.9 million during the first quarter of 2020 as compared to $40.7 million in the first quarter of 2019. First quarter 2020 Adjusted EBITDA includes adjustments for certain Total Charges and Credits (those not related to interest, taxes, and/or depreciation and amortization) of $1.7 million. The Company posted the following results for the periods presented.

(in thousands)	Quarter ended March 31, 2020	Quarter ended December 31, 2019	Quarter ended March 31, 2019
Revenue	$199,299	$185,176	$151,704
Adjusted EBITDA	$50,938	$51,749	$40,723

Production Services Segment Results

The Production Services segment contributed $133.2 million to consolidated revenue for the first quarter of 2020, an improvement of 45% from $92.1 million in the first quarter of 2019 and 10% from $121.0 million in the fourth quarter of 2019. Segment Adjusted EBITDA increased to $40.8 million from $31.7 million in the first quarter of 2019, an improvement of 29%. The Production Services segment posted the following results for the periods presented.

(in thousands)	Quarter ended March 31, 2020	Quarter ended December 31, 2019	Quarter ended March 31, 2019
Revenue	$133,190	$121,023	$92,113
Operating income	$21,328	$14,610	$21,322
Adjusted EBITDA	$40,788	$40,434	$31,660

Drilling and Evaluation Services Segment Results

The Drilling and Evaluation (“D&E”) Services segment contributed $66.1 million to consolidated revenue for the first quarter of 2020 as compared to revenue of $59.5 million, or 11%, in the first quarter of 2019 and $64.2 million, or 3%, in the fourth quarter of 2019. Segment Adjusted EBITDA totaled $14.5 million in the first quarter of 2020, an improvement of 36% from $10.7 million in the first quarter of 2019 and 7% from $13.6 million in the fourth quarter of 2019. Segment EBITDA margins improved 409 basis points as compared to the first quarter of 2019.

The D&E Services segment posted the following results for the periods presented.

(in thousands)	Quarter ended March 31, 2020	Quarter ended December 31, 2019	Quarter ended March 31, 2019
Revenue	$66,109	$64,153	$59,501
Operating income	$7,868	$4,956	$5,479
Adjusted EBITDA	$14,577	$13,645	$10,688

Offsetting both the Production Services segment and D&E Services segment results were certain corporate costs, which are not allocated to segment operations.

Balance Sheet

Cash and cash equivalents are $49.0 million as of March 31, 2020, compared to $73.2 million as of December 31, 2019.

Total debt as of March 31, 2020 is $385.3 million with $62.1 million of such debt classified as short-term. Working capital for the Company totaled $172.0 million as of March 31, 2020. Net Debt totaled $336.3 million as of March 31, 2020 as compared to $310.3 million as of December 31, 2019. Net Debt has increased quarter-over-quarter to fund working capital growth and capital expenditures. A reconciliation of the comparable GAAP measures to Net Debt is provided in Table 5 below, entitled “Reconciliation to Net Debt.”

Conference Call Information

NESR will host a conference call on Wednesday, May 6, 2020, to discuss first quarter financial results. The call will begin at 11:00 AM Eastern Time.

Investors, analysts and members of the media interested in listening to the conference call are encouraged to participate by dialing in to the U.S. toll-free line at 1-877-407-0312 or the international line at 1-201-389-0899. A live, listen-only webcast will also be available under the “Investors” section of the Company’s website at www.nesr.com. A replay of the conference call will be available after the event under the “Investors” section of the Company’s website.

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 4,500 employees, representing more than 40 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Fluids and Rig Services.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact, the impact of the COVID-19 pandemic and the Company’s response to COVID-19, may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: estimates of the Company’s future revenue, expenses, capital requirements and the Company’s need for financing; the risk of legal complaints and proceedings and government investigations; the Company’s financial performance; success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; current and future government regulations; developments relating to the Company’s competitors; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic and market conditions, particularly during extended periods of low oil and gas prices, political disturbances, war, terrorist acts, public health crises and threats, including risks from the coronavirus COVID-19 outbreak, ongoing actions taken by businesses and governments and resulting significant disruption in international economies, international financial and oil markets; international currency fluctuations, business and/or competitive factors; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”).

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

The preliminary financial results for the Company’s first quarter ended March 31, 2020 included in this press release represent the most current information available to management. The Company’s actual results when disclosed in its Periodic Report on Form 6-K for the quarter ended March 31, 2020 may differ from these preliminary results as a result of the completion of the Company’s financial statement closing procedures, final adjustments, completion of the independent registered public accounting firm’s review procedures, and other developments that may arise between now and the disclosure of the final results.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	March 31, 2020	December 31, 2019

Assets
Current assets
Cash and cash equivalents	49,017	73,201
Accounts receivable, net	106,620	98,799
Unbilled revenue	105,118	76,347
Service inventories, net	84,115	78,841
Prepaid assets	9,200	9,590
Retention withholdings	38,475	40,970
Other receivables	17,667	14,019
Other current assets	5,650	11,442
Total current assets	415,862	403,209
Non-current assets
Property, plant and equipment, net	426,064	419,307
Intangible assets, net	118,879	122,714
Goodwill	574,764	574,764
Other assets	1,083	2,370
Total assets	$1,536,652	$1,522,364

Liabilities and equity
Liabilities
Accounts payable	91,662	65,704
Accrued expenses	51,201	69,137
Current installments of long-term debt	22,500	15,000
Short-term borrowings	39,569	37,963
Income taxes payable	7,558	7,542
Other taxes payable	4,502	7,189
Other current liabilities	26,885	25,601
Total current liabilities	243,877	228,136

Long-term debt	323,244	330,564
Deferred tax liabilities	24,139	26,217
Employee benefit liabilities	17,784	16,745
Other liabilities	28,105	34,230
Total liabilities	637,149	635,892

Commitments and contingencies

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at March 31, 2020 and December 31, 2019, respectively	-	-
Common stock, no par value; unlimited shares authorized; 87,494,888 and 85,562,769 shares issued and outstanding at March 31, 2020 and December 31, 2019, respectively	801,545	801,545
Additional paid in capital	18,872	17,237
Retained earnings	79,028	67,661
Accumulated other comprehensive income	58	29
Total shareholders’ equity	899,503	886,472
Non-controlling interests	-	-
Total equity	899,503	886,472
Total liabilities and equity	$1,536,652	$1,522,364

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

Description	Quarter ended March 31, 2020	Quarter ended March 31, 2019

Revenues	$199,299	$151,704
Cost of services	(158,270)	(114,497)
Gross profit	41,029	37,207
Selling, general and administrative expense	(18,627)	(13,045)
Amortization	(3,887)	(4,054)
Operating income	18,515	20,108
Interest expense, net	(4,510)	(3,930)
Other income / (expense), net	(111)	(61)
Income before income tax	13,894	16,117
Income tax expense	(2,527)	(2,943)
Net income / (loss)	11,367	13,174
Net income / (loss) attributable to non-controlling interests	-	-
Net income attributable to shareholders	$11,367	$13,174

Weighted average shares outstanding:
Basic	87,231,232	86,893,775
Diluted	87,231,232	86,893,775

Net income per share:
Basic	$0.13	$0.15
Diluted	$0.13	$0.15

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Quarter ended March 31, 2020	Quarter ended March 31, 2019

Cash flows from operating activities:
Net income/(loss)	$11,367	$13,174
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29,224	18,564
Stock-based compensation	1,635	740
Loss (Gain) on disposal of assets	103	(191)
Non-cash interest expense	92	-
Deferred tax expense (benefit)	(2,078)	(897)
Allowance for (reversal of) doubtful receivables	(50)	67
Provision for obsolete service inventories	300	2
Other operating activities, net	111	(744)
Changes in operating assets and liabilities:
(Increase) in accounts receivable	(7,771)	(23,422)
(Increase) in inventories	(5,574)	(2,440)
Decrease in prepaid assets	390	54
(Increase) in other current assets	(24,088)	(1,517)
(Increase) in other long-term assets and liabilities	(3,706)	(1,394)
Increase in accounts payable and accrued expenses	11,433	14,325
(Decrease) increase in other current liabilities	(1,439)	8,511
Net cash provided by operating activities	9,949	24,832

Cash flows from investing activities:
Capital expenditures	(23,542)	(8,469)
Proceeds from disposal of assets	-	717
Other investing activities	(417)	-
Net cash used in investing activities	(23,959)	(7,752)

Cash flows from financing activities:
Repayments of long-term debt	-	(21,994)
Repayments of short-term borrowings	(2,980)	-
Payments on capital leases	(5,642)	-
Payments on seller-provided financing for capital expenditures	(1,581)	-
Other financing activities, net	-	(43)
Net cash used in financing activities	(10,203)	(22,037)

Effect of exchange rate changes on cash	29	-
Net increase (decrease) in cash	(24,184)	(4,957)
Cash and cash equivalents, beginning of period	73,201	24,892
Cash and cash equivalents, end of period	$49,017	$19,935

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Unaudited)

(In US$ thousands)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this release are discussions of earnings before interest, income tax and depreciation and amortization adjusted for certain non-recurring and non-core expenses (“Adjusted EBITDA”), net income and diluted earnings per share (“EPS”) adjusted for certain non-recurring and non-core expenses (“Adjusted Net Income” and “Adjusted Diluted EPS,” respectively), as well as a reconciliation of these non-GAAP measures to operating income, net income, and diluted EPS, respectively, in accordance with GAAP. The Company also discusses the non-GAAP balance sheet measure of the sum of our recorded current installments of long-term debt, short-term borrowings, and long-term debt less cash and cash equivalents (“Net Debt”) in this release and provides a reconciliation to the GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt to Net Debt.

The Company believes that the presentation of Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization), items that do not impact the ongoing operations (transaction, integration, and startup costs) and items outside the control of its management team. Similarly, Net Debt is used by management as a liquidity measure used to illustrate the Company’s debt level absent variability in cash and cash equivalents, and the Company believes that the presentation of Net Debt provides useful information to investors in assessing its financial leverage. Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS should not be considered as an alternative to operating income, net income, or diluted EPS, respectively, the most directly comparable GAAP financial measures. Net Debt also should not be considered as an alternative to GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under GAAP.

Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments is focused on the timing of when the services are performed during a well’s lifecycle. Production Services are services performed during the production stage of a well’s lifecycle. Drilling and Evaluation Services are services performed during the pre-production stages of a well’s lifecycle. The Company believes that the presentation of Segment EBITDA provides useful information to investors in assessing its financial performance and results of operations.

Table 1 - Reconciliation of Net Income and Diluted EPS to Adjusted Net Income and Adjusted Diluted EPS

	Quarter ended March 31, 2020		Quarter ended December 31, 2019		Quarter ended March 31, 2019
	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS

Net Income	$11,367	$0.13	$3,724	$0.04	$13,174	$0.15
Add Charges and Credits:
Transaction, integration and startup costs	1,675	0.02	11,768	0.13	1,372	0.02
Other discrete provisions	-	-	3,456	0.04	-	-
Total Charges and Credits(1)	1,675	0.02	15,224	0.17	1,372	0.02
Total Adjusted	$13,042	$0.15	$18,948	$0.21	$14,546	$0.17

(1)

In the first quarter of 2020, Total Charges and Credits included $1.7 million mainly related to transaction costs associated with the forthcoming acquisition of SAPESCO in Egypt. In the fourth quarter of 2019, Total Charges and Credits included $15.2 million mainly related to integration and restructuring costs, higher startup and qualifying costs in conjunction with new contracts, specifically the unconventional stimulation services contract setup in Saudi Arabia, and other discrete provisions that included non-cash actuarial adjustments and tax reserve charges. Similarly, in the first quarter of 2019, Total Charges and Credits included $1.4 million in costs associated with the Company’s ongoing integration of its two main operating subsidiaries acquired in June of 2018.

Table 2 - Reconciliation of Net Income to Adjusted EBITDA

	Quarter ended March 31, 2020	Quarter ended December 31, 2019	Quarter ended March 31, 2019

Net Income	$11,367	$3,724	$13,174
Add:
Income Taxes	2,527	2,166	2,943
Interest Expense, net	4,510	4,280	3,930
Depreciation and Amortization	30,859	29,980	19,304
Charges and Credits impacting Adjusted EBITDA	1,675	11,599	1,372
Total Adjusted EBITDA	$50,938	$51,749	$40,723

Table 3 - Reconciliation of Segment EBITDA to Adjusted EBITDA

	Quarter ended March 31, 2020			Quarter ended December 31, 2019			Quarter ended March 31, 2019
	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA
Production Services	$40,788	$-	$40,788	$32,832	$7,602	$40,434	$31,661	$-	$31,661
Drilling & Evaluation	14,577	-	14,577	12,093	1,552	13,645	10,688	-	10,688
Unallocated	(6,102)	1,675	(4,427)	(4,775)	2,445	(2,330)	(2,998)	1,372	(1,626)
Total	$49,263	$1,675	$50,938	$40,150	$11,599	$51,749	$39,351	$1,372	$40,723

Table 4 - Reconciliation of Segment EBITDA to Segment Operating Income

	Quarter ended March 31, 2020	Quarter ended December 31, 2019	Quarter ended March 31, 2019
Production Services:
Segment EBITDA	$40,788	$32,832	$31,661
Depreciation and amort.	(19,628)	(19,290)	(10,393)
Other (income)/expense, net	168	1,068	54
Segment Operating Income	21,328	14,610	21,322
Drilling and Evaluation Services:
Segment EBITDA	14,577	12,093	10,688
Depreciation and amort.	(6,798)	(6,313)	(5,287)
Other (income)/expense, net	89	(824)	78
Segment Operating Income	7,868	4,956	5,479
Unallocated:
Segment EBITDA	(6,102)	(4,775)	(2,998)
Share-based compensation	(1,634)	(1,597)	(740)
Depreciation and amort.	(2,799)	(2,780)	(2,884)
Other (income)/expense, net	(146)	(465)	(71)
Segment Operating Income	(10,681)	(9,617)	(6,693)
Total Operating Income	$18,515	$9,949	$20,108

Table 5 - Reconciliation to Net Debt

	March 31, 2020	December 31, 2019	March 31, 2019

Current installments of long-term debt	$22,500	$15,000	$45,689
Short-term borrowings	39,569	37,963	24,448
Long-term debt	323,244	330,564	213,661
Less:
Cash and cash equivalents	49,017	73,201	19,935
Net Debt	$336,296	$310,326	$263,863

For inquiries regarding NESR, please contact:

Christopher L. Boone

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com